Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS FIRST QUARTER 2023 RESULTS

Consolidated Revenues, ex-IFRIC12, 16.2% above pre-pandemic levels

Record Adjusted EBITDA of $141 million; Adjusted EBITDA margin, ex-IFRIC12, 1.5 p.p above 1Q19

Luxembourg, May 23, 2023— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three-month period ended March 31, 2023 (first quarter 2023). Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 23.

First Quarter 2023 Highlights

▪	Consolidated Revenues of $382.1 million, a 48.0% year over year (YoY) increase, or 6.0% above 1Q19. Excluding the impact of IFRS rule IAS 29, revenues increased 49.4% YoY to $386.6 million, reflecting increases of $68.3 million in Aeronautical Revenues, $37.1 million in Commercial Revenues, and $20.3 million in Construction Service Revenue. Revenues ex-IAS 29 were 103.0% of pre-pandemic levels.

▪	Delivered YoY increases across key operating metrics:

▪	37.3% in passenger traffic to 18.5 million, reaching 89.9% of 1Q19 levels.

▪	5.2% in cargo volume to 85.2 thousand tons, to 81.0% of 1Q19 levels.

▪	27.8% in aircraft movements, to 93.9% of 1Q19 levels.

▪	Operating Income of $102.0 million, up from $51.8 million in 1Q22, mainly reflecting the YoY recovery in passenger traffic.

▪	Adjusted EBITDA on an “As Reported” basis increased to $140.6 million, from $89.2 million in the year-ago period, with Adjusted EBITDA margin ex-IFRIC12 expanding to 40.2% from 36.3%.

▪	Compared to 1Q19, Adjusted EBITDA increased 20.2%, with Adjusted EBITDA margin ex-IFRIC12 expanding 1.5 percentage points.

▪	Strong cash position with Cash & cash equivalents totaling $401.1 million.

▪	Net debt to LTM Adjusted EBITDA improved to 2.1x, from 2.4x as of December 31, 2022.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We are pleased with the strong start to the year, continuing the recovery trend from 2022 and delivering record-high Adjusted EBITDA of $140.6 million, surpassing 1Q19 levels by 20%.This good performance was driven by positive Adjusted EBITDA across all countries of operations, supported by the success of our commercial initiatives, solid aeronautical revenues along with cost controls. Notably, this was achieved with total passenger traffic at 90% of pre-pandemic levels.

We are on track with our capex commitments in Argentina which is part of the extension agreement previously announced. Importantly, last month we achieved a key milestone with the opening of our new state-of-the-art departure terminal at Ezeiza Airport, in Argentina. We are particularly pleased to be operating the most modern airport in Latin America. We are making progress in other countries as well. In Armenia, we remain in discussions with the government with respect to a new capex plan to increase capacity to serve, with a high quality of service, the growing demand we are experiencing. In Italy, the approval process for the new master plan at Florence Airport remains on track, which will allow us to unlock unattended demand.

Expanding our airport network is also an important growth opportunity for us and a key pillar of our value-creation strategy. To that end, the negotiations with Nigerian authorities in connection with the concession agreements for Abuja and Kano airports are moving ahead, as expected. Furthermore, as we seek other markets in which to expand our network, we are currently analyzing two additional attractive airport concession investment opportunities in other countries.

Although the macro environment remains volatile, passenger traffic in April has further increased, reaching 95% of 2019 levels and we expect travel demand to continue expanding throughout the year. As we look to the future, with an investment plan in place and a solid financial position, we are well prepared to deliver long-term value creation to our shareholders”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	1Q23 as reported		1Q22 as reported		% Var as reported	IAS 29 1Q23	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)	18.5		13.5		37.3%		18.5	13.5	37.3%
Revenue	382.1		258.1		48.0%	-4.6	386.6	258.7	49.4%
Aeronautical Revenues	185.6		119.4		55.5%	-1.8	187.4	119.0	57.4%
Non-Aeronautical Revenues	196.5		138.8		41.6%	-2.8	199.2	139.7	42.6%
Revenue excluding construction service	348.5		244.5		42.6%	-2.5	351.0	243.4	44.2%
Operating Income / (Loss)	102.0		51.8		96.8%	-17.6	119.6	67.2	78.0%
Operating Margin	26.7%		20.1%		662	0.0%	30.9%	26.0%	497
Net (Loss) / Income Attributable to Owners of the Parent	31.7		25.9		22.1%	25.1	6.5	-5.8	-212.3%
EPS (US$)	0.20		0.16		22.1%	0.16	0.04	-0.04	-212.2%
Adjusted EBITDA	140.6		89.2		57.6%	-0.6	141.2	88.7	59.2%
Adjusted EBITDA Margin	36.8%		34.6%		223	-	36.5%	34.3%	223
Adjusted EBITDA Margin excluding Construction Service	40.2%		36.3%		388	-	40.1%	36.3%	383
Net Debt to LTM Adjusted EBITDA	2.1	x	5.1	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (2)	2.1	x	5.1	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

2)	LTM Adjusted EBITDA excluding impairments of intangible assets.

1Q23 Operating Performance

Passenger Traffic

Total passenger traffic increased 37.3% YoY to 18.5 million, reaching 89.9% of pre-pandemic levels, up from 87.6% in the previous quarter. Performance was supported by a continued recovery in travel demand, as reflected by higher load factors and the gradual return of flight routes and frequencies across all countries of operations. Notably, in 1Q23, all countries of operations except Uruguay reported passenger traffic above 85% of pre-pandemic levels, with Armenia, Ecuador and Argentina at 180.7%, 103.3% and 92.5% of 1Q19 levels, respectively. International traffic increased 73.5% YoY, reaching 90.9% of pre-pandemic levels, up 50 basis points from 4Q22, while domestic traffic increased 24.2% YoY to 91.2% of 1Q19 levels, and up from 85.2% in the previous quarter. Traffic in January, February, and March were 89.9%, 88.1%, and 91.7% of traffic levels for the same months in 2019, respectively.

Passenger Traffic in Argentina increased 45.4% YoY and improved to 92.5% of pre-pandemic levels, in line with the 92.3% posted in the prior quarter. International passenger traffic, which continued improving since the full re-opening of borders on November 1, 2021, and the lifting of travel requirements, increased 83.5% YoY in 1Q23 to 78.1% of 1Q19 traffic levels, down from 82.1% in the previous quarter. Domestic passenger traffic, which accounted for almost 70% of total traffic in the quarter, increased 33.0% YoY and exceeded 1Q19 levels by 0.9%.

In Italy, passenger traffic increased 61.5% YoY to 91.3% of pre-pandemic levels, up from 85.5% in 4Q22. International traffic increased 84.9% YoY and stood at 94.1% of 1Q19 levels, while Domestic traffic grew 17.6% YoY reaching 83.8% of 1Q19 levels. Year-on-year comparison benefited from lower traffic in 1Q22, when travel demand was heavily impacted by the Omicron variant.

In Brazil, total passenger traffic rose 10.6% YoY, reaching 85.5% of 1Q19 pre-pandemic levels, slightly up from 85.0% in the prior quarter. Domestic passenger traffic was up 3.1% YoY and reached 90.1% of 1Q19 levels, while transit passengers increased 20.7% YoY to 80.0% of 1Q19 levels. Passenger traffic during the quarter was impacted by higher airfares that contributed to reduce travel demand.

In Uruguay, where traffic is mainly international, passenger traffic increased 53.7% YoY, reaching 77.3% of 1Q19 levels, down from 83.2% recorded in 4Q22. Passenger traffic during the quarter was impacted by weaker-than-expected seasonal tourism in Punta del Este.

In Armenia, passenger traffic improved 83.1% YoY and exceeded, for the fourth consecutive quarter, pre-pandemic levels by 80.7%. The introduction of new airlines and higher number of flight frequencies continue to support traffic performance.

In Ecuador, total passenger traffic grew 30.9% YoY, exceeding pre-pandemic levels by 3.3%. Both domestic and international passenger traffic continued to increase, reaching 103.5% and 103.2% of 1Q19 levels, respectively. Traffic in the quarter benefited from a higher number of flight frequencies at both international and domestic routes. Routes to Europe, the US, and Panama continue to operate at higher levels than 2019 supporting higher international passenger.

Cargo Volume

Cargo volume increased 5.2% YoY in 1Q23, to 81.0% of 1Q19 pre-pandemic levels, with strong contributions from Argentina, Brazil, Ecuador and Uruguay, which together accounted for almost 88% of total volume in the quarter. Notably, cargo volume in Armenia, Uruguay and Italy was above 1Q19 levels, while Argentina and Ecuador were at 78% and 70% of pre-pandemic levels, respectively.

Aircraft Movements

Total aircraft movements increased 27.8% YoY in 1Q23 and reached 93.9% of 1Q19 levels. Almost 85% of aircraft movements in the quarter came from Argentina (55%), Brazil (19%) and Ecuador (10%), which reached 95.2%, 95.0%, and 95.2% of pre-pandemic levels, respectively. Notably, aircraft movements in Armenia surpassed 1Q19 levels by 76.8%.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 32 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	1Q23	1Q22	1Q19	% Var. ('23 vs '22)	% Var. ('23 vs '19)
Domestic Passengers (in thousands)	10,525	8,475	11,545	24.2%	-8.8%
International Passengers (in thousands)	6,137	3,537	6,754	73.5%	-9.1%
Transit Passengers (in thousands)	1,837	1,463	2,272	25.6%	-19.1%
Total Passengers (in thousands)	18,498	13,475	20,571	37.3%	-10.1%
Cargo Volume (in thousands of tons)	85.2	81.0	105.1	5.2%	-19.0%
Total Aircraft Movements (in thousands)	199.8	156.4	212.7	27.8%	-6.1%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	1Q23	1Q22	% Var.	1Q23	1Q22	% Var.	1Q23	1Q22	% Var.

	(thousands)			(tons)
Argentina(1)	10,269	7,064	45.4%	43,621	43,132	1.1%	110,355	82,106	34.4%
Italy	1,296	802	61.5%	3,362	3,909	-14.0%	12,520	10,071	24.3%
Brazil (2)	4,250	3,842	10.6%	16,047	13,959	15.0%	38,710	33,683	14.9%
Uruguay (3)	497	323	53.7%	6,981	7,023	-0.6%	9,181	7,600	20.8%
Ecuador (4)	1,142	872	30.9%	7,915	9,244	-14.4%	19,652	17,764	10.6%
Armenia	1,045	571	83.1%	7,239	3,689	96.2%	9,416	5,151	82.8%
TOTAL	18,498	13,475	37.3%	85,165	80,956	5.2%	199,834	156,375	27.8%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	1Q23	1Q19	% Var.	1Q23	1Q19	% Var.	1Q23	1Q19	% Var.

	(thousands)			(tons)
Argentina(1)	10,269	11,103	-7.5%	43,621	56,057	-22.2%	110,355	115,890	-4.8%
Italy	1,296	1,420	-8.7%	3,362	3,081	9.1%	12,520	14,152	-11.5%
Brazil (2)	4,250	4,968	-14.5%	16,047	23,524	-31.8%	38,710	40,751	-5.0%
Uruguay (3)	497	643	-22.7%	6,981	6,379	9.4%	9,181	9,337	-1.7%
Ecuador (4)	1,142	1,105	3.3%	7,915	11,313	-30.0%	19,652	20,636	-4.8%
Armenia	1,045	579	80.7%	7,239	3,558	103.4%	9,416	5,326	76.8%
Peru (5)	-	753	-	-	1,191	-	-	6,646	-
TOTAL	18,498	20,571	-10.1%	85,165	105,102	-19.0%	199,834	212,738	-6.1%

1)	See Note 1 in Table " Operating & Financial Highlights”.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
5)	CAAP owned 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method. In December 2021, CAAP signed an agreement to transfer its 50% ownership interest in Aeropuertos Andinos del Perú S.A. to Andino Investment Holding S.A. and, consequently, ceased operating the five airports under concession.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29, as detailed in Section “Hyperinflation Accounting in Argentina” on page 23.

Revenues

Consolidated Revenues increased 48.0% YoY to $382.1 million in 1Q23, or 44.2% YoY to $351.0 million, when excluding Construction Services and the impact of IAS 29, reflecting higher activity across all countries of operations. When compared to 1Q19 and also excluding IAS 29, Revenues excluding Construction Services increased 12.9%, despite traffic at 89.9% of pre-pandemic volumes. This growth was driven by tariff increases and Commercial Revenues which were 36.2% above 1Q19 levels.

The following table shows revenue performance by country. More detail on the performance of CAAP´s countries of operations can be found on page 12.

Revenues by Segment (in US$ million)

Country	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Argentina	223.5	147.2	51.8%	-4.6	228.1	147.8	54.3%
Italy	20.9	17.0	23.3%	-	20.9	17.0	23.3%
Brazil	24.7	20.8	18.8%	-	24.7	20.8	18.8%
Uruguay	38.0	24.6	54.4%	-	38.0	24.6	54.4%
Armenia	50.3	27.2	85.4%	-	50.3	27.2	85.4%
Ecuador (1)	24.5	21.3	14.6%	-	24.5	21.3	14.6%
Unallocated	0.2	0.1	40.6%	-	0.2	0.1	40.6%
Total consolidated revenue (2)	382.1	258.1	48.0%	-4.6	386.6	258.7	49.4%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increase 43.3% YoY in Argentina, 28.4% in Italy, 18.8% in Brazil, 45.3% in Uruguay, 85.2% in Armenia and 14.6% in Ecuador.

Revenue Breakdown (in US$ million)

	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	185.6	119.4	55.5%	-1.8	187.4	119.0	57.4%
Non-aeronautical Revenue	196.5	138.8	41.6%	-2.8	199.2	139.7	42.6%
Commercial revenue	160.3	124.6	28.7%	-0.7	161.0	123.9	29.9%
Construction service revenue (1)	33.5	13.7	144.8%	-2.1	35.6	15.3	133.1%
Other revenue	2.7	0.5	419.5%	0.0	2.7	0.5	419.5%
Total Consolidated Revenue	382.1	258.1	48.0%	-4.6	386.6	258.7	49.4%
Total Revenue excluding Construction Service revenue (2)	348.5	244.5	42.6%	-2.5	351.0	243.4	44.2%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Revenue Breakdown (in US$ million)

	1Q23 as reported	1Q19 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	185.6	185.0	0.3%	-1.8	187.4	192.3	-2.6%
Non-aeronautical Revenue	196.5	175.6	11.9%	-2.8	199.2	183.0	8.9%
Commercial revenue	160.3	114.3	40.2%	-0.7	161.0	118.2	36.2%
Construction service revenue (1)	33.5	60.7	-44.8%	-2.1	35.6	64.3	-44.6%
Other revenue	2.7	0.5	437.8%	-	2.7	0.5	437.8%
Total Consolidated Revenue	382.1	360.6	6.0%	-4.6	386.6	375.2	3.0%
Total Revenue excluding Construction Service revenue (2)	348.5	299.8	16.2%	-2.5	351.0	310.9	12.9%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 48.6% of total revenues and increased 55.5% YoY to $185.6 million. Excluding IAS 29, Aeronautical revenues increased 57.4% YoY to $187.4 million and reached 97.4% of 1Q19 levels, benefiting from tariff increases, even with passenger traffic at 89.9% of pre-pandemic volumes. During the quarter, aeronautical revenue declined 40.0%, or $6.8 million, in Italy, 28.4%, or $4.1 million in Brazil, and 10.6%, or $2.2 million in Uruguay, compared to the same quarter of 2019. In Argentina, however, aeronautical revenues excluding IAS 29 increased by 1.3%, while Armenia and Ecuador reported increases of 63.5% and 0.8%, respectively, from pre-pandemic levels of 1Q19.

Non-Aeronautical Revenues accounted for 51.4% of total revenues and increased 41.6% YoY to $196.5 million. When compared to 1Q19 and excluding the impact of IAS 29, non-aeronautical revenues improved 8.9%, or $16.3 million, to $199.2 million, reflecting an increase of 36.2%, or $42.8 million, in Commercial Revenues, principally driven by higher Cargo, Parking, and Duty-free revenues in Argentina, and higher Fueling services in Armenia, partially offset by a decline of 44.6%, or $28.7 million, in Construction Service Revenue, mainly as a result of lower CAPEX in Argentina.

Compared to 1Q19 and excluding both, Construction Service Revenue and the impact of IAS 29, non-aeronautical revenues increased 37.9% to $163.6 million.

Operating Costs and Expenses

During 1Q23, Operating Costs and Expenses, excluding Construction Service Costs, increased 28.3% YoY to $252.2 million, mainly driven by higher Cost of Fuel in Armenia, overall higher Salaries and Social Security Contributions together with increased Concession fees, in line with higher activity. When compared to 1Q19, Operating Costs and Expenses, excluding Construction Service Costs and IAS 29, increased by 6.8% to $237.1 million, mainly driven by higher Cost of fuel in Armenia, tied to higher fuel sales, as well as higher Salaries and Social Security Contributions resulting from inflation increases exceeding currency depreciation in Argentina.

Cost of Services increased 38.3% YoY to $246.1 million, reflecting higher traffic and cargo activity. When compared to 1Q19 and excluding IAS29, Cost of Services decreased 5.1%, mainly as a result of the following decreases:

▪	44.7%, or $28.4 million, in Construction Service Costs, reflecting lower Capex,

▪	21.3%, or $5.4 million, in Amortization and depreciation, and

▪	72.3%, or $3.2 million, in Taxes.

This was partially offset by an increase of 211.0%, or $16.3 million, in Cost of fuel, primarily in Armenia, and 13.5%, or $6.4 million, in Salaries and Social Security Contributions, mainly in Argentina.

Excluding Construction Service Costs, Cost of Services increased 29.4% YoY to $213.0 million. On a comparable basis against 1Q19 and excluding the impact of IAS29, Cost of Services increased 8.7%, or $15.9 million, to $197.7 million, mainly reflecting the aforementioned increase in Cost of fuel and Salaries.

Selling, General and Administrative Expenses (“SG&A”) increased 23.4% YoY, to $38.4 million in 1Q23 on an ‘As reported’ basis. When compared to 1Q19, SG&A decreased 0.3%, or 1.9% excluding IAS29.

Other Expenses totaled $0.8 million in 1Q23 and remained flat YoY and also against 1Q19 pre-pandemic levels.

Costs and Expenses (in US$ million)

	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Cost of Services	246.1	177.9	38.3%	13.3	232.8	163.3	42.5%
Salaries and social security contributions	53.1	41.3	28.7%	-0.6	53.7	41.2	30.6%
Concession fees	45.9	34.6	32.5%	-0.5	46.4	34.6	34.1%
Construction service cost	33.1	13.3	149.1%	-2.1	35.1	14.8	136.7%
Maintenance expenses	29.5	23.8	24.0%	-0.3	29.8	23.6	26.1%
Amortization and depreciation	37.0	35.8	3.3%	16.9	20.1	20.0	0.4%
Other	47.5	29.2	62.9%	-0.2	47.7	29.1	63.7%
Cost of Services Excluding Construction Service cost	213.0	164.7	29.4%	15.4	197.7	148.5	33.1%
Selling, general and administrative expenses	38.4	31.1	23.4%	-0.2	38.7	30.9	25.1%
Other expenses	0.8	0.8	-5.9%	0.0	0.8	0.8	-3.2%
Total Costs and Expenses	285.3	209.9	35.9%	13.0	272.3	195.1	39.6%
Total Costs and Expenses Excluding Construction Service cost	252.2	196.6	28.3%	15.1	237.1	180.2	31.6%

Costs and Expenses (in US$ million)

	1Q23 as reported	1Q19 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	246.1	248.7	-1.1%	13.3	232.8	245.3	-5.1%
Salaries and social security contributions	53.1	45.9	15.8%	-0.6	53.7	47.4	13.5%
Concession fees	45.9	42.4	8.2%	-0.5	46.4	44.1	5.2%
Construction service cost	33.1	60.0	-44.9%	-2.1	35.1	63.5	-44.7%
Maintenance expenses	29.5	29.0	1.8%	-0.3	29.8	30.3	-1.6%
Amortization and depreciation	37.0	37.6	-1.7%	16.9	20.1	25.5	-21.3%
Other	47.5	33.9	40.4%	-0.2	47.7	34.6	38.1%
Cost of Services Excluding Construction Service cost	213.0	188.8	12.8%	15.4	197.7	181.8	8.7%
Selling, general and administrative expenses	38.4	38.5	-0.3%	-0.2	38.7	39.4	-1.9%
Other expenses	0.8	0.8	0.0%	0.0	0.8	0.8	1.7%
Total Costs and Expenses	285.3	288.1	-1.0%	13.0	272.3	285.5	-4.6%
Total Costs and Expenses Excluding Construction Service cost	252.2	228.1	10.6%	15.1	237.1	222.0	6.8%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 1Q23, CAAP reported Adjusted EBITDA of $140.6 million, up from an Adjusted EBITDA of $89.2 million in the year-ago period, which included a recognition of $12.4 million in Argentina, related to outstanding amounts owed by a national carrier. All countries of operations reported positive Adjusted EBITDA in the quarter, with Argentina, Armenia and Uruguay accounting for over 87% of total Adjusted EBITDA. Adjusted EBITDA margin, ex-IFRIC12, expanded to 40.2% from 36.3% in 1Q22, with margin expansion in all countries of operations, except for Uruguay and Armenia.

Compared to pre-pandemic levels, Adjusted EBITDA was 20.2% higher than the $116.9 million reported in 1Q19, and Adjusted EBITDA margin ex-IFRIC12 expanded 1.5 percentage points versus 1Q19 level.

Adjusted EBITDA by Segment (in US$ million)

	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Argentina	89.8	61.8	45.2%	-0.6	90.4	61.3	47.4%
Italy	1.7	-3.2	154.2%	-	1.7	-3.2	154.2%
Brazil	8.0	3.4	137.2%	-	8.0	3.4	137.2%
Uruguay	16.1	12.0	34.3%	-	16.1	12.0	34.3%
Armenia	17.1	10.1	69.8%	-	17.1	10.1	69.8%
Ecuador	7.7	6.6	16.8%	-	7.7	6.6	16.8%
Unallocated	0.2	-1.4	116.4%	-	0.2	-1.4	116.4%
Total segment EBITDA	140.6	89.2	57.6%	-0.6	141.2	88.7	59.2%

	1Q23 as reported	1Q19 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q19 ex IAS 29	% Var ex IAS 29
Argentina	89.8	78.4	14.4%	-0.6	90.4	83.5	8.2%
Italy	1.7	2.2	-20.4%	-	1.7	2.2	-20.4%
Brazil	8.0	3.0	162.5%	-	8.0	3.0	162.5%
Uruguay	16.1	18.8	-14.3%	-	16.1	18.8	-14.3%
Armenia	17.1	9.0	90.2%	-	17.1	9.0	90.2%
Ecuador	7.7	6.2	23.9%	-	7.7	6.2	23.9%
Unallocated	0.2	-0.7	131.3%	-	0.2	-0.7	131.3%
Total segment EBITDA	140.6	116.9	20.2%	-0.6	141.2	122.0	15.7%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	24.1	13.8	74.6%	25.1	-1.1	-18.0	-94.1%
Financial Income	-12.2	-10.3	18.6%	17.5	-29.8	-10.6	182.1%
Financial Loss	49.8	56.5	-11.9%	-132.8	182.6	134.0	36.3%
Inflation adjustment	3.1	-14.0	-122.2%	3.6	-0.5	-1.7	-70.6%
Income Tax Expense	37.2	5.6	565.2%	68.8	-31.6	-36.7	-14.1%
Amortization and Depreciation	38.6	37.7	2.6%	17.0	21.6	21.8	-0.5%
Adjusted EBITDA	140.6	89.2	57.6%	-0.6	141.2	88.7	59.2%
Adjusted EBITDA Margin	36.8%	34.6%	224	-	36.5%	34.3%	223
Adjusted EBITDA Margin excluding Construction Service	40.2%	36.3%	388	-	40.1%	36.3%	384

Financial Income and Loss

CAAP reported a Net financial loss of $40.6 million in 1Q23 compared to a loss of $32.2 million in 1Q22. Had IAS 29 not been applied, and compared to 1Q19, the Net financial loss would have increased 91.7%, or $72.8 million, to $152.3 million, mainly driven by higher Foreign Exchange expenses in Argentina, due to the impact of the devaluation of the Argentine peso on the net liability monetary position.

	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Financial Income	12.2	10.3	18.6%	-17.5	29.8	10.6	182.1%
Interest income	10.7	9.4	14.0%	-0.2	10.9	9.6	13.4%
Foreign exchange income	0.3	0.1	113.5%	-17.4	17.6	0.1	14786.9%
Other	1.3	0.8	56.9%	0.0	1.3	0.8	53.7%
Inflation adjustment	-3.1	14.0	-122.2%	-3.6	0.5	1.7	-70.6%
Inflation adjustment	-3.1	14.0	-122.2%	-3.6	0.5	1.7	-70.6%
Financial Loss	-49.8	-56.5	-11.9%	132.8	-182.6	-134.0	36.3%
Interest Expenses	-28.7	-51.3	-44.0%	0.1	-28.8	-51.9	-44.5%
Foreign exchange transaction expenses	13.1	36.1	-63.7%	132.7	-119.6	-40.7	193.6%
Changes in liability for concessions	-31.9	-38.2	-16.3%	-	-31.9	-38.2	-16.3%
Other expenses	-2.2	-3.2	-30.8%	0	-2.2	-3.2	-30.7%
Financial Loss, Net	-40.6	-32.2	26.3%	111.6	-152.3	-121.7	25.1%

See “Use of Non-IFRS Financial Measures” on page 23.

Income Tax Expense

During 1Q23, the Company reported an income tax expense of $37.2 million versus an expense of $5.6 million in 1Q22. Excluding the impact of IAS 29, CAAP reported an income tax benefit of $31.6 million compared to income tax benefit of $36.7 million in the year-ago quarter and $14.3 million in 1Q19.

Net Income and Net Income Attributable to Owners of the Parent

During 1Q23, CAAP reported Net Income of $24.1 million compared to Net Income of $13.8 million in 1Q22, mainly explained by operating income of $102.0 million in 1Q23 versus $51.8 million in 1Q22, partially offset by higher income tax expenses and higher net financial losses.

During 1Q23, the Company reported a Net Income Attributed to Owners of the Parent of $31.7 million and earnings per common share of $0.20, compared with Net Income Attributable to Owners of the Parent of $25.9 million in 1Q22 (equivalent to earnings per common share of $0.16), and $30.4 million in 1Q19 (equivalent to earnings per common share of $0.19).

Consolidated Financial Position

As of March 31, 2023, cash and cash equivalents amounted to $401.1 million, increasing 4.1% from $385.3 million reported as of December 31, 2022. Total liquidity position on March 31, 2023, which included cash and cash equivalents as well as other financial assets, increased slightly to $455.3 million, from $452.0 million as of December 31, 2022.

Total Debt at the close of 1Q23 decreased 0.9%, or $12.8 million, to $1,452.6 million, from $1,465.4 million as of December 31, 2022. A total of $994.2 million, or 68.4% of total debt is denominated in U.S. dollars, while $227.8 million, or 15.7% is denominated in Brazilian Reals, $223.2 million, or 15.4%, is in Euros, and $7.5 million, or 0.5%, is in Argentine Pesos.

The Net Debt to LTM Adjusted EBITDA (excluding impairment of intangible assets) ratio improved to 2.1x as of March 2023, down from 5.1x and 2.4x as of March and December 2022, respectively, reflecting Adjusted EBITDA growth driven by strong traffic recovery. As of March 31, 2023, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Mar 31, 2023		As of Dec 31, 2022
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	2.86	x	3.21	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	2.07	x	2.36	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	2.07	x	2.36	x
Total Debt	1,452.6		1,465.4
Short-Term Debt	177.3		178.0
Long-Term Debt	1,275.4		1,287.4
Cash & Cash Equivalents	401.1		385.3
Total Net Debt[3]	1,051.6		1,080.2

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of March 31, 2023 was $508.1 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of March 31, 2023 was $508.3 million.

Total Debt by Segment (in US$ million)

	As of Mar 31, 2023	As of Dec 31, 2022
Argentina	706.7	720.0
Italy (1)	201.3	208.9
Brazil (2)	227.8	224.5
Uruguay (3)	279.4	273.9
Armenia	21.9	21.1
Ecuador	15.5	17.0
Total	1,452.6	1,465.4

1 Of which approximately $134.3 million remain at Toscana Aeroporti level.

2 Of which approximately $211.7 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

3 Of which approximately $251.9 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	271.6	284.5	596.3	861.2	2,013.5

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of March 31, 2023:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	66.7	68.6	229.8	346.5	711.6
	Interest	USD	46.0	43.1	105.0	51.1	245.2
	Principal	ARS	7.0	0.5	-	-	7.4
	Interest	ARS	4.2	0.2	-	-	4.4
Italy	Principal	EUR	68.5	90.1	40.3	-	198.9
	Interest	EUR	7.6	7.2	1.8	-	16.6
Brazil	Principal	R$	13.8	14.9	53.0	145.5	227.2
	Interest	R$	19.4	18.2	45.8	40.0	123.4
Uruguay	Principal	USD	6.7	7.2	56.1	215.9	286.0
	Interest	USD	19.1	18.8	51.4	62.1	151.4
Armenia	Principal	EUR	4.3	8.7	8.7	-	21.7
	Interest	EUR	1.3	0.9	0.4	-	2.6
Ecuador	Principal	USD	5.9	5.6	3.8	-	15.4
	Interest	USD	1.0	0.6	0.2	-	1.7
Total			271.6	284.5	596.3	861.2	2,013.5

Cash by Segment (in US$ million)
	As of Mar 31, 2023	As of Dec 31, 2022
Argentina	159.8	145.5
Italy (1)	45.7	64.7
Brazil (2)	73.9	66.1
Uruguay	32.6	25.7
Armenia	38.5	28.6
Ecuador	8.0	12.9
Intermediate holding Companies	42.5	41.7
Total	401.1	385.3

1 Of which approximately $40.6 million remain at Toscana Aeroporti level.

2 Of which approximately $69.1 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 1Q23, CAAP made capital expenditures of $39.8 million on an ‘As reported’ basis, a 151.0% YoY increase from $15.9 million in 1Q22 and 36.5% lower than pre-pandemic levels of 1Q19. Above 70% of total CAPEX was allocated to Argentina and 20% to Uruguay. The latter included investments related to the airports that were incorporated when the Puerta del Sur concession agreement was extended in November 2021.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 1Q23.

	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	7.0	5.2	33.0%		7.0	5.2	33.0%
International Passengers (in millions) (1)	3.0	1.6	83.5%		3.0	1.6	83.5%
Transit Passengers (in millions) (1)	0.3	0.2	57.5%		0.3	0.2	57.5%
Total Passengers (in millions) (1)	10.3	7.1	45.4%		10.3	7.1	45.4%
Cargo Volume (in thousands of tons)	43.6	43.1	1.1%		43.6	43.1	1.1%
Total Aircraft Movements (in thousands)	110.4	82.1	34.4%		110.4	82.1	34.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	112.1	64.3	74.3%	-1.8	113.9	64.0	78.0%
Non-aeronautical revenue	111.5	82.9	34.4%	-2.8	114.2	83.8	36.3%
Commercial revenue	82.7	71.7	15.4%	-0.7	83.4	71.0	17.5%
Construction service revenue	28.7	11.3	155.1%	-2.1	30.8	12.8	140.0%
Total Revenue	223.5	147.2	51.8%	-4.6	228.1	147.8	54.3%
Total Revenue Excluding IFRIC12(2)	194.8	136.0	43.3%	-2.5	197.3	135.0	46.2%
Cost of Services	140.3	97.3	44.2%	13.3	127.0	82.7	53.6%
Selling, general and administrative expenses	19.2	12.5	53.2%	-0.2	19.5	12.3	57.8%
Other expenses	0.5	0.3	42.4%	0.0	0.5	0.4	48.4%
Total Costs and Expenses	159.9	110.2	45.2%	13.0	146.9	95.4	54.1%
Total Costs and Expenses Excluding IFRIC12(3)	131.2	98.9	32.6%	15.1	116.1	82.5	40.7%
Adjusted Segment EBITDA	89.8	61.8	45.2%	-0.6	90.4	61.3	47.4%
Adjusted Segment EBITDA Mg	40.2%	42.0%	-183	-	39.6%	41.5%	-185
Adjusted EBITDA Margin excluding IFRIC 12(4)	46.1%	45.4%	63	-	45.8%	45.4%	41
Capex	28.8	11.3	156.0%	-2.1	30.9	12.6	144.6%

1)	See Note 1 in Table "Operating & Financial Highlights”.

2)	Excludes Construction Service revenue.

3)	Excludes Construction Service cost.

4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 45.4% YoY and improved to 92.5% of pre-pandemic levels, in line with the 92.3% posted in the prior quarter. International passenger traffic, which continued improving since the full re-opening of borders on November 1, 2021, and the lifting of travel requirements, increased 83.5% YoY in 1Q23 to 78.1% of 1Q19 traffic levels, down from 82.1% in the previous quarter. Domestic passenger traffic, which accounted for almost 70% of total traffic in the quarter, increased 33.0% YoY and exceeded 1Q19 levels by 0.9%.

Revenues increased 51.8% YoY to $223.5 million in 1Q23 on an ‘As reported’ basis or 54.3% to $228.1 million when excluding the impact of rule IAS29, primarily due to a 78.0% increase in Aeronautical revenues as well as a 17.5% increase in Commercial revenues, reflecting higher year-over-year activity. In addition, Construction service revenue increased 140.0% YoY reflecting higher Capex in the quarter. When compared to 1Q19 and excluding both Construction Services and the impact of IAS 29, revenues grew by 12.5%, or $21.8 million to $197.3 million, driven by increases of 32.3% in Commercial revenues and 1.3% in Aeronautical revenues.

•	Aeronautical Revenues ex-IAS29 grew by 1.3% against 1Q19, or $1.5 million, reflecting the recovery in passenger traffic along with higher international passenger fee introduced in March 2021 and higher domestic passenger fees introduced in March 2022 and March 2023.

•	Commercial Revenues ex-IAS29 increased 32.3% compared to 1Q19, or $20.4 million, mainly driven by an increase of 28.6%, or $9.2 million in Cargo revenues, primarily reflecting 10% tariff increases on import activities applied in January and October 2020, along with a further 5% tariff increase in April 2022. Duty free and Parking-related revenues also supported the performance, growing 113.7% and 66.9%, respectively, against pre-pandemic levels.

Total Costs and Expenses increased 45.2% YoY to $159.9 million in 1Q23 on an ‘As reported’ basis, mainly reflecting an increase of 44.2% in Cost of Services, in line with higher year-over-year activity. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses increased 40.7% YoY, due to the rise in operating costs following traffic recovery from the same period of last year. When compared to 1Q19, however, Total Cost and Expenses excluding the impact of rule IAS 29 and Construction Services increased 9.8%, or $10.4 million, primarily due to higher Cost of Services.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs increased 9.8% compared to 1Q19, or $8.6 million, driven mainly by the following increases:

•	48.9%, or $10.7 million, in Salaries and social security contributions, mainly as a result of inflation rates significantly above currency depreciation, and

•	11.6%, or $3.0 million, in Concession Fees.

The above was partially offset by a 52.4% decrease, or $4.5 million, in Amortization and depreciation, and a 20.9% decrease, or $1.2 million, in Services and fees.

•	SG&A ex-IAS29 increased by 7.8% against 1Q19, or $1.4 million, to $19.5 million in 1Q23, mainly due to higher Taxes and an increase in Salaries and social security contributions, partially offset by lower bad debts.

Adjusted Segment EBITDA increased 45.2% YoY to $89.8 million in 1Q23 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA was $90.4 million with Adjusted EBITDA margin EX-IFRIC12 of 45.8% in the quarter, compared to 45.4% in 1Q22. Compared to pre-pandemic levels of 1Q19, Adjusted EBITDA excluding IAS 29 increased 8.2%, or $6.8 million from $83.5 million, while Adjusted EBITDA margin EX-IFRIC12 expanded 0.2 percentage points from 45.6%.

During 1Q23, CAAP made Capital Expenditures ex-IAS29 of $30.9 million, compared to $12.6 million in 1Q22 and $59.5 million in 1Q19. These expenditures were primarily associated with the construction of the new departures terminal at Ezeiza airport, the apron extension at Bariloche airport, and enhancements to the apron and runway at San Rafael airport.

Italy

	1Q23	1Q22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.3	0.3	17.6%
International Passengers (in millions)	1.0	0.5	84.9%
Transit Passengers (in millions)	0.0	0.0	-
Total Passengers (in millions)	1.3	0.8	61.5%
Cargo Volume (in thousands of tons)	3.4	3.9	-14.0%
Total Aircraft Movements (in thousands)	12.5	10.1	24.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	10.2	9.9	3.0%
Non-aeronautical revenue	10.7	7.1	51.6%
Commercial revenue	7.0	5.1	38.0%
Construction service revenue	1.0	1.5	-29.4%
Other revenue	2.7	0.5	421.5%
Total Revenue	20.9	17.0	23.3%
Total Revenue Excluding IFRIC12(1)	19.9	15.5	28.4%
Cost of Services	18.5	20.0	-7.4%
Selling, general and administrative expenses	3.4	3.2	6.8%
Other Expenses	0.0	0.0	-
Total Costs and Expenses	22.0	23.2	-5.2%
Total Costs and Expenses Excluding IFRIC12(2)	21.3	22.1	-3.3%
Adjusted Segment EBITDA	1.7	-3.2	154.2%
Adjusted Segment EBITDA Mg	8.4%	-19.0%	2736
Adjusted EBITDA Margin excluding IFRIC 12(3)	6.7%	-23.2%	2997
Capex	1.3	2.0	-34.7%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 61.5% YoY to 91.3% of pre-pandemic levels, up from 85.5% in 4Q22. International traffic increased 84.9% YoY and stood at 94.1% of 1Q19 levels, while Domestic traffic grew 17.6% YoY reaching 83.8% of 1Q19 levels. Year-on-year comparison benefited from lower traffic in 1Q22, when travel demand was heavily impacted by the Omicron variant.

Revenues increased 23.3% YoY to $20.9 million in 1Q23, driven by higher Commercial and Aeronautical revenues, reflecting greater year-over-year activity and easier comparisons against 1Q22, which was impacted by the Omicron variant. Commercial revenues grew 38.0% YoY, mainly driven by passenger-related services such as Parking facilities, F&B services and VIP lounges, following the strong year-over-year traffic recovery. When compared to 1Q19, revenues excluding Construction service declined 20.6%, or $5.2 million, to $19.9 million, principally due to lower passenger traffic impacted by the Covid-19 pandemic.

•	Aeronautical Revenues dropped 40.0% versus 1Q19, or $6.8 million, as a result of lower passenger traffic, partially offset by increases in passenger fees at Florence airport in November 2019 and February 2020, and at both Florence and Pisa airports in February 2021. In addition, passenger with reduced mobility fees (PRM) at Florence airport increased in March 2020 and at Pisa airport in February 2020, and again at both airports in February 2021.

•	Commercial Revenues declined 8.0% versus 1Q19, or $0.6 million, mainly due to reductions in Parking Facilities, Retail stores and Advertising, partially offset by higher Duty Free services.

Total Costs and Expenses decreased 5.2% YoY, or $1.2 million, in 1Q23 mainly driven by lower Cost of Services expenses. Excluding Construction Services, Total Cost and Expenses declined 3.3% YoY to $21.3 million. Compared to the same quarter of 2019, Total Cost and Expenses decreased 20.5%, or 19.4% when excluding Construction Services.

•	Cost of Services excluding Construction service decreased 22.5%, or $5.2 million, against 1Q19 on a comparable basis, mainly due to lower Salaries and Social Security Contribution expenses as well as lower Services and fees.

•	SG&A remained largely stable at $3.4 million against 1Q19.

Adjusted Segment EBITDA improved to $1.7 million from ($3.2) million recorded in 1Q22. Compared to 1Q19, Adjusted EBITDA decreased 20.4%, with Adjusted EBITDA margin expanding 0.2 percentage points to 8.4%.

During 1Q23, CAAP made Capital Expenditures of $1.3 million, compared to $2.0 million in 1Q22 and $3.0 million in 1Q19.

Brazil

	1Q23	1Q22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.6	2.5	3.1%
International Passengers (in millions) (1)	0.1	0.1	125.4%
Transit Passengers (in millions) (1)	1.5	1.2	20.7%
Total Passengers (in millions) (1)	4.2	3.8	10.6%
Cargo Volume (in thousands of tons)	16.0	14.0	15.0%
Total Aircraft Movements (in thousands)	38.7	33.7	14.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	10.4	8.1	28.5%
Non-aeronautical revenue	14.2	12.6	12.6%
Commercial revenue	14.2	12.6	12.6%
Total Revenue	24.7	20.8	18.8%
Cost of Services	17.8	16.0	11.5%
Selling, general and administrative expenses	1.9	4.0	-52.8%
Other expenses	0.0	0.3	-94.6%
Total Costs and Expenses	19.7	20.2	-2.7%
Adjusted Segment EBITDA	8.0	3.4	137.2%
Adjusted Segment EBITDA Mg	32.4%	16.2%	1614
Capex	0.3	0.5	-35.3%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic rose 10.6% YoY, reaching 85.5% of 1Q19 pre-pandemic levels, slightly up from 85.0% in the prior quarter. Domestic passenger traffic was up 3.1% YoY and reached 90.1% of 1Q19 levels, while transit passengers increased 20.7% YoY to 80.0% of 1Q19 levels. Passenger traffic during the quarter was impacted by higher airfares that contributed to reduce travel demand.

Revenues increased 18.8% YoY to $24.7 million in 1Q23 due to higher Commercial and Aeronautical revenues reflecting higher year-over-year activity. When compared to 1Q19, revenues declined 16.9%, or $5.0 million, mainly reflecting lower aeronautical and commercial activities resulting from the drop in passenger traffic, and to a lesser extent, the 37.8% average depreciation of the Brazilian real against the US dollar since 1Q19.

•	Aeronautical Revenues declined 28.4% vs 1Q19, or $4.1 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real.

•	Commercial Revenues declined 5.8% against 1Q19, or $0.9 million, also impacted by lower passenger traffic and currency depreciation primarily resulting in lower passenger-related revenues such as Retail, Duty free and F&B, combined with lower Cargo revenues. The Revenue decline was also driven by lower Rental revenues reflecting discounts granted and closure of operations of certain tenants, together with lower Fuel revenues, in line with the reduction in aircraft movements. This was partially offset by a solid performance of VIP lounges.

Total Costs and Expenses decreased 2.7% YoY to $19.7 million and declined 34.2% against 1Q19 pre-pandemic levels.

•	Cost of Services declined 27.5% vs. 1Q19, or $6.7 million, benefiting from cost reduction initiatives taken to mitigate the impact of the Covid-19 pandemic, coupled with the 37.8% average depreciation of the Brazilian Real since 1Q19. The drop was mainly driven by declines in:

•	Sales taxes, reflecting the reduction in revenues in the quarter,

•	Salaries and social contributions due to reductions in the workforce, salary reductions, and a furlough scheme in place since 2Q20, together with local currency depreciation,

•	Maintenance expenses, and

•	Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection together with lower utilities expenses, coupled with local currency depreciation.

•	SG&A decreased 52.8% YoY, to $1.9 million on an ‘As reported’ basis, mainly due to lower Bad debts.

Adjusted Segment EBITDA increased to $8.0 million compared to $3.4 million in the year ago period and $3.0 million in 1Q19. Adjusted EBITDA margin expanded 16.2 percentage points versus 1Q22 and 22.2 percentage points to 32.4%.

During 1Q23, CAAP made Capital Expenditures of $0.3 million, compared to $0.5 million in 1Q22 and $1.3 million in 1Q19.

Uruguay

	1Q23	1Q22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	-
International Passengers (in millions)	0.5	0.3	54.0%
Transit Passengers (in millions)	0.0	0.0	-
Total Passengers (in millions)	0.5	0.3	53.7%
Cargo Volume (in thousands of tons)	7.0	7.0	-0.6%
Total Aircraft Movements (in thousands)	9.2	7.6	20.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	18.1	11.0	64.4%
Non-aeronautical revenue	19.8	13.6	46.3%
Commercial revenue	16.7	13.0	29.1%
Construction service revenue	3.1	0.6	415.8%
Total Revenue	38.0	24.6	54.4%
Total Revenue Excluding IFRIC12(1)	34.9	24.0	45.3%
Cost of Services	18.9	11.1	69.4%
Selling, general and administrative expenses	4.7	3.1	51.0%
Other expenses	0.1	0.0	55.2%
Total Costs and Expenses	23.6	14.3	65.3%
Total Costs and Expenses Excluding IFRIC12(2)	20.5	13.7	49.9%
Adjusted Segment EBITDA	16.1	12.0	34.3%
Adjusted Segment EBITDA Mg	42.4%	48.7%	-635
Adjusted EBITDA Margin excluding IFRIC 12 (3)	46.2%	50.0%	-379
Capex	7.4	0.8	777.0%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where traffic is mainly international, passenger traffic increased 53.7% YoY, reaching 77.3% of 1Q19 levels, down from 83.2% recorded in 4Q22. Passenger traffic during the quarter was impacted by weaker-than-expected seasonal tourism in Punta del Este.

Revenues increased 54.4% YoY to $38.0 million in 1Q23 on an ‘As reported’ basis, or 45.3% when excluding Construction service revenue. Compared to 1Q19, and excluding IFRIC12, revenues grew 2.4%, or $0.8 million, to $34.9 million, driven by higher Commercial revenues, partially offset by lower Aeronautical revenues.

•	Aeronautical Revenues increased 64.4% YoY, or $7.1 million, to $18.1 million, in line with the increase in passenger traffic against 1Q22,

•	Commercial Revenues increased 21.7% vs. 1Q19, or $3.0 million, to $16.7 million, mainly driven by higher Fuel and Cargo revenues, partially offset by lower passenger-related revenues such as Duty Free, VIP Lounge and Retail stores, as a result of lower passenger traffic.

Total Costs and Expenses increased 65.3% YoY to $23.6 million. Excluding Construction Service, Total Cost and Expenses rose 49.9% YoY to $20.5 million, due to an increase in operating costs following higher traffic activity when compared to 1Q22. Against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 increased 9.5%, or $1.8 million, primarily due to higher Cost of services and SG&A expenses.

•	Cost of services increased 21.5% compared to 1Q19, or $3.3 million. Excluding Construction service cost, cost of services increased 5.8%, or $0.9 million.

•	SG&A increased 51.0% YoY, to $4.7 million, and grew 23.7% against 1Q19, mainly as a result of higher Services and fees and Taxes.

Adjusted Segment EBITDA increased 34.3% YoY to $16.1 million in 1Q23, and decreased 14.3%, or $2.7 million, when compared to 1Q19, with Adjusted EBITDA Margin Ex IFRIC12 contracting 8.9 percentage points to 46.2%.

During 1Q23, CAAP made Capital Expenditures of $7.4 million in Uruguay, compared to $0.8 million in 1Q22 and $0.9 million in 1Q19, reflecting the works related to the airports that were incorporated when the Puerta del Sur concession agreement was extended in November 2021.

Armenia

	1Q23	1Q22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	-
International Passengers (in millions)	1.0	0.6	83.1%
Transit Passengers (in millions)	0.0	0.0	-
Total Passengers (in millions)	1.0	0.6	83.1%
Cargo Volume (in thousands of tons)	7.2	3.7	96.2%
Total Aircraft Movements (in thousands)	9.4	5.2	82.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	16.8	10.4	61.5%
Non-aeronautical revenue	33.5	16.8	99.4%
Commercial revenue	32.9	16.5	99.4%
Construction service revenue	0.6	0.3	80.7%
Total Revenue	50.3	27.2	85.4%
Total Revenue Excluding IFRIC12(1)	49.7	26.8	85.4%
Cost of Services	33.6	17.9	87.7%
Selling, general and administrative expenses	3.4	3.0	12.1%
Other expenses	0.2	0.1	100.0%
Total Costs and Expenses	37.1	21.0	76.9%
Total Costs and Expenses Excluding IFRIC12(2)	36.5	20.6	76.9%
Adjusted Segment EBITDA	17.1	10.1	69.8%
Adjusted Segment EBITDA Mg	34.0%	37.2%	-313
Adjusted EBITDA Margin excluding IFRIC 12 (3)	34.4%	37.6%	-317
Capex	1.7	1.0	67.3%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Armenia, passenger traffic improved 83.1% YoY and exceeded, for the fourth consecutive quarter, pre-pandemic levels by 80.7%. The introduction of new airlines and higher number of flight frequencies continue to support traffic performance.

Revenues increased 85.4% YoY to $50.3 million in 1Q23 on an ‘As reported’ basis, or 85.2% when excluding Construction service revenue. Compared to 1Q19, and excluding IFRIC12, revenues increased 117.5%, or $26.9 million, to $49.7 million, mainly driven by an increase in Commercial revenues following solid traffic recovery.

•	Aeronautical Revenues increased 61.5% YoY, or $6.4 million, to $16.8 million, in line with the increase in passenger traffic against 1Q22.

•	Commercial Revenues increased 161.3% vs. 1Q19, or $20.3 million, to $32.9 million, mainly driven by higher Fuel revenues and increases in all passenger-related revenues such as Duty Free, VIP Lounge and Retail stores.

Total Costs and Expenses increased 76.9% YoY to $37.1 million, due to an increase in operating costs following higher traffic activity when compared to 1Q22. Against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 increased 113.4%, or $19.4 million, primarily due to higher Cost of services.

•	Cost of services increased 104.4% compared to 1Q19, or $17.2 million, mainly driven by higher Cost of fuel and, to a lesser extent, higher Salaries and social security contributions.

•	SG&A increased 12.1% YoY, to $3.4 million, and grew 19.2% against 1Q19.

Adjusted Segment EBITDA increased 69.8% YoY to $17.1 million in 1Q23, and increased 90.2%, or $8.1 million, when compared to 1Q19, with Adjusted EBITDA Margin Ex IFRIC12 contracting 4.7 percentage points to 34.4%. Adjusted EBITDA margin contraction is mainly explained by the growing Fuel business, which has a lower margin.

During 1Q23, CAAP made Capital Expenditures of $1.7 million in Armenia, compared to $1.0 million in 1Q22 and $1.5 million in 1Q19.

Ecuador

	1Q23	1Q22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.4	46.6%
International Passengers (in millions)	0.5	0.4	17.3%
Transit Passengers (in millions)	0.0	0.0	-4.0%
Total Passengers (in millions)	1.1	0.9	30.9%
Cargo Volume (in thousands of tons)	7.9	9.2	-14.4%
Total Aircraft Movements (in thousands)	19.7	17.8	10.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	18.0	15.7	14.4%
Non-aeronautical revenue	6.5	5.6	15.1%
Commercial revenue	6.5	5.6	15.1%
Total Revenue	24.5	21.3	14.6%
Cost of Services	14.2	12.8	11.4%
Selling, general and administrative expenses	3.4	3.0	15.9%
Other expenses	0.0	0.0	-25.0%
Total Costs and Expenses	17.7	15.8	12.2%
Adjusted Segment EBITDA	7.7	6.6	16.8%
Adjusted Segment EBITDA Mg	31.3%	30.7%	60
Capex	0.3	0.3	-0.7%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

In Ecuador, total passenger traffic grew 30.9% YoY, exceeding pre-pandemic levels by 3.3%. Both domestic and international passenger traffic continued to increase, reaching 103.5% and 103.2% of 1Q19 levels, respectively. Traffic in the quarter benefited from a higher number of flight frequencies at both international and domestic routes. Routes to Europe, the US, and Panama continue to operate at higher levels than 2019 supporting higher international passenger.

Revenues increased 14.6% YoY to $24.5 million in 1Q23 on an ‘As reported’ basis. Compared to 1Q19, revenues increased 3.2%, or $0.8 million, mainly driven by an increase in Commercial revenues following solid traffic recovery.

•	Aeronautical Revenues increased 14.4% YoY, or $2.3 million, to $18.0 million, in line with the increase in passenger traffic against 1Q22.

•	Commercial Revenues increased 10.4% vs. 1Q19, or $0.6 million, to $6.5 million, mainly driven by higher Fuel revenues and Duty Free.

Total Costs and Expenses increased 12.2% YoY to $17.7 million, due to an increase in operating costs following higher traffic activity when compared to 1Q22. Against the same quarter in 2019, however, Total Cost and Expenses decreased 1.4%, or $0.3 million, primarily due to lower SG&A.

•	Cost of services increased 1.2% compared to 1Q19, or $0.2 million, mainly driven by higher Amortization and depreciation, Salaries and social security contributions, and Services and fees, partially offset by lower Concession fees.

•	SG&A increased 15.9% YoY, to $3.4 million, and declined 11.0% against 1Q19.

Adjusted Segment EBITDA increased 16.8% YoY to $7.7 million in 1Q23, and increased 23.9%, or $1.5 million, when compared to 1Q19, with Adjusted EBITDA Margin expanding 5.2 percentage points to 31.3%.

During 1Q23, CAAP made Capital Expenditures of $0.3 million in Ecuador, compared to also $0.3 million in 1Q22 and $0.1 million in 1Q19.

Key Quarter Highlights and Subsequent Events

AA2000 | New Departures Terminal at Ezeiza Airport

On April 14, 2023, AA2000 inaugurated the new departures terminal at Ezeiza Airport, Argentina, with capacity to serve up to 30 million passengers per year, becoming the most modern airport terminal in Latin America.

AIA, Armenia | Indebtedness

In April 2023, Ameriabank C.J.S.C. disbursed to AIA the remaining € 20 million (equivalent to $21.8 million) set in the loan agreement signed in December 2022, bearing an annual interest rate of 6% and repayable by December 2025 in semi-annual equal installments, starting in December 2023.

CAAP | Annual General Shareholders Meeting

On May 23, 2023, Corporación América Airports held its annual general meeting of shareholders in Luxembourg. The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

ICASGA, Natal, Brazil | Concession Agreement

In November 2020, the Company’s subsidiary “Inframerica Concessionaria do Aeroporto de São Gonçalo do Amarante S.A.” (ICASGA), executed an irrevocable amendment for the termination of the existing Natal concession agreement. Pursuant to the terms of the amendment agreement, upon the execution of a new concession agreement with a new operator, an indemnification payment will be made to ICASGA. Following the issuance of the tender documents in January 2023, the auction for the Natal airport successfully took place on May 19th at the Brazilian stock exchange. This is the first so-called friendly termination of concession agreements in Brazil, in accordance with Law 13.448/2017. The indemnification payment will be made to the Company soon after the signing of the new concession agreement, which is expected to occur during the fourth quarter of this year.

For further information on subsequent events, please refer to Note 20 of the Company’s Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 1Q23, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

1Q23 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, May 24, 2023

Who:	Mr.Martín Eurnekian, Chief Executive Officer

Mr.Jorge Arruda, Chief Financial Officer

Mr.Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-404-975-4839 (U.S. Local); 1-833-470-1428 (U.S. Toll-Free); +44-208-068-2558 (UK). Participant access code: 437579

Webcast:	CAAP 1Q23 Earnings Conference Call

Replay:	1-929-458-6194 (U.S. Local); 1-866-813-9403 (U.S., Toll Free); +44-204-525-0658 (Intern.). Replay access code: 934859

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 23 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is a leading private airport operator in the world, currently operating 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	1Q23	1Q22	% Var.
Argentina
Domestic Passengers (in millions)	7.0	5.2	33.0%
International Passengers (in millions)	3.0	1.6	83.5%
Transit passengers (in millions)	0.3	0.2	57.5%
Total passengers (in millions)	10.3	7.1	45.4%
Cargo volume (in thousands of tons)	43.6	43.1	1.1%
Aircraft movements (in thousands)	110.4	82.1	34.4%
Italy
Domestic Passengers (in millions)	0.3	0.3	17.6%
International Passengers (in millions)	1.0	0.5	84.9%
Transit passengers (in millions)	0.0	0.0	-
Total passengers (in millions)	1.3	0.8	61.5%
Cargo volume (in thousands of tons)	3.4	3.9	-14.0%
Aircraft movements (in thousands)	12.5	10.1	24.3%
Brazil
Domestic Passengers (in millions)	2.6	2.5	3.1%
International Passengers (in millions)	0.1	0.1	125.4%
Transit passengers (in millions)	1.5	1.2	20.7%
Total passengers (in millions)	4.2	3.8	10.6%
Cargo volume (in thousands of tons)	16.0	14.0	15.0%
Aircraft movements (in thousands)	38.7	33.7	14.9%
Uruguay(1)
Domestic Passengers (in millions)
International Passengers (in millions)	0.5	0.3	54.0%
Transit passengers (in millions)
Total passengers (in millions)	0.5	0.3	53.7%
Cargo volume (in thousands of tons)	7.0	7.0	-0.6%
Aircraft movements (in thousands)	9.2	7.6	20.8%
Ecuador(2)
Domestic Passengers (in millions)	0.6	0.4	46.6%
International Passengers (in millions)	0.5	0.4	17.3%
Transit passengers (in millions)	0.0	0.0	-4.0%
Total passengers (in millions)	1.1	0.9	30.9%
Cargo volume (in thousands of tons)	7.9	9.2	-14.4%
Aircraft movements (in thousands)	19.7	17.8	10.6%
Armenia
Domestic Passengers (in millions)
International Passengers (in millions)	1.0	0.6	83.1%
Transit passengers (in millions)
Total passengers (in millions)	1.0	0.6	83.1%
Cargo volume (in thousands of tons)	7.2	3.7	96.2%
Aircraft movements (in thousands)	9.4	5.2	82.8%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

2)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	1Q23	1Q22	1Q23	1Q22	4Q22	4Q21	4Q22	4Q21
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	192.2	106.5	209.0	111.0	162.44	100.51	177.16	102.72
Euro	1.1	1.1	1.1	1.1	1.05	1.14	1.07	1.13
Brazilian Real	5.2	5.2	5.1	4.7	5.26	5.59	5.22	5.58
Uruguayan Peso	39.2	43.3	38.6	41.1	40.83	43.97	40.07	44.70

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	185.6	119.4	55.5%	-1.8	187.4	119.0	57.4%
Passenger use fees	157.1	94.2	66.8%	-1.6	158.7	93.9	69.1%
Aircraft fees	27.4	20.6	33.2%	-0.2	27.6	20.6	34.1%
Other	1.0	4.6	-77.7%	-	1.0	4.6	-77.7%

Commercial Revenue Breakdown (in US$ million)

	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Commercial revenue	160.3	124.6	28.7%	-0.7	161.0	123.9	29.9%
Warehouse use fees	47.8	43.0	11.1%	-0.8	48.7	42.8	13.8%
Duty free shops	20.0	11.1	79.4%	-0.2	20.2	11.1	82.1%
Rental of space (including hangars)	8.9	16.2	-44.8%	0.0	8.9	16.5	-45.8%
Parking facilities	9.2	5.7	61.9%	-0.1	9.3	5.7	64.5%
Fuel	29.4	15.2	93.7%	0.0	29.4	15.2	94.0%
Food and beverage services	6.3	4.1	53.0%	0.0	6.3	4.0	55.7%
Advertising	5.2	3.5	46.7%	0.4	4.8	3.3	47.0%
Services and retail stores	3.6	4.0	-10.3%	0.0	3.6	3.9	-9.3%
Catering	2.2	1.7	33.0%	0.0	2.2	1.7	33.6%
VIP lounges	8.8	5.9	50.4%	0.3	8.5	5.6	50.7%
Walkway services	1.8	1.5	18.6%	0.0	1.8	1.5	20.6%
Other	17.0	12.7	34.4%	-0.1	17.1	12.6	36.3%

Total Expenses Breakdown (in US$ million)

	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Cost of services	246.1	177.9	38.3%	13.3	232.8	163.3	42.5%
SG&A	38.4	31.1	23.4%	-0.2	38.7	30.9	25.1%
Financial loss	49.8	56.5	-11.9%	-132.8	182.6	134.0	36.3%
Inflation adjustment	3.1	-14.0	-122.2%	3.6	-0.5	-1.7	-70.6%
Other expenses	0.8	0.8	-5.9%	0.0	0.8	0.8	-3.2%
Income tax expense	37.2	5.6	565.2%	68.8	-31.6	-36.7	-14.1%
Total expenses	375.4	258.0	45.5%	-47.3	422.8	290.6	45.5%

Cost of Services (in US$ million)

	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Cost of Services	246.1	177.9	38.3%	13.3	232.8	163.3	42.5%
Salaries and social security contributions	53.1	41.3	28.7%	-0.6	53.7	41.2	30.6%
Concession fees	45.9	34.6	32.5%	-0.5	46.4	34.6	34.1%
Construction service cost	33.1	13.3	149.1%	-2.1	35.1	14.8	136.7%
Maintenance expenses	29.5	23.8	24.0%	-0.3	29.8	23.6	26.1%
Amortization and depreciation	37.0	35.8	3.3%	16.9	20.1	20.0	0.4%
Services and fees	14.1	13.4	5.3%	-0.1	14.2	13.4	6.2%
Cost of fuel	24.1	10.6	128.0%	-	24.1	10.6	128.0%
Taxes	1.2	0.9	32.7%	0.0	1.2	0.9	35.2%
Office expenses	3.3	1.6	105.6%	-0.1	3.3	1.6	110.7%
Provision for maintenance cost	0.8	0.9	-2.9%	-	0.8	0.9	-2.9%
Others	4.0	1.8	118.1%	0.0	4.0	1.8	118.6%

Selling, General and Administrative Expenses (in US$ million)

	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
SG&A	38.4	31.1	23.4%	-0.2	38.7	30.9	25.1%
Taxes	12.5	8.8	41.8%	-0.2	12.7	8.8	44.4%
Salaries and social security contributions	8.9	6.7	33.2%	-0.1	9.0	6.7	34.8%
Services and fees	9.3	8.2	13.1%	0.0	9.3	8.2	13.4%
Office expenses	1.5	0.4	235.9%	0.0	1.5	0.4	243.3%
Amortization and depreciation	1.6	1.9	-12.8%	0.1	1.5	1.8	-14.3%
Maintenance expenses	0.5	0.4	44.6%	0.0	0.5	0.4	45.6%
Advertising	0.5	0.2	180.8%	0.0	0.5	0.2	188.7%
Insurances	0.7	0.6	14.7%	0.0	0.7	0.6	14.9%
Charter services	0.0	0.0	-	-	0.0	0.0	-
Bad debts recovery	-0.8	-2.5	-68.0%	0.0	-0.8	-2.5	-68.2%
Bad debts	1.5	4.6	-67.0%	0.0	1.5	4.6	-66.7%
Others	2.2	1.8	20.9%	0.0	2.2	1.8	20.9%

Expenses by Segment (in US$ million)

Country	1Q23 as reported	1Q22 as reported	% Var as reported	IAS 29	1Q23 ex IAS 29	1Q22 ex IAS 29	% Var ex IAS 29
Argentina	159.9	110.2	45.2%	13.0	146.9	95.4	54.1%
Italy	22.0	23.2	-5.2%	-	22.0	23.2	-5.2%
Brazil	19.7	20.2	-2.7%	-	19.7	20.2	-2.7%
Uruguay	23.6	14.3	65.3%	-	23.6	14.3	65.3%
Armenia	37.1	21.0	76.9%	-	37.1	21.0	76.9%
Ecuador	17.7	15.8	12.2%	-	17.7	15.8	12.2%
Unallocated	5.3	5.3	-0.2%	-	5.3	5.3	-0.2%
Total consolidated expenses (1) (2)	285.3	209.9	35.9%	13.0	272.3	195.1	39.6%

(1)	Excludes income tax and financial loss

(2)	The Company accounts for the results of operations of ECOGAL using the equity method

% Ownership by Concession

Aeropuertos Argentina 2000	Argentina	82.7%
Neuquén	Argentina	75.5%
Bahía Blanca	Argentina	82.6%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	1Q23	1Q22	% Var.
Argentina
Total Revenue	223.5	147.2	51.8%
Total Revenue Excluding IFRIC12(1)	194.8	136.0	43.3%
Operating Income	68.4	40.4	69.3%
Net Income	37.6	58.0	-35.2%
Adjusted Segment EBITDA	89.8	61.8	45.2%
Adjusted Segment EBITDA Mg	40.2%	42.0%	-183
Adjusted EBITDA Margin excluding IFRIC	46.1%	45.4%	63
Italy
Total Revenue	20.9	17.0	23.3%
Total Revenue Excluding IFRIC12(1)	19.9	15.5	28.4%
Operating Income	-0.9	-6.1	85.7%
Net Income	-1.9	-5.4	64.4%
Adjusted Segment EBITDA	1.7	-3.2	154.2%
Adjusted Segment EBITDA Mg	8.4%	-19.0%	2736
Adjusted EBITDA Margin excluding IFRIC	6.7%	-23.2%	2997
Brazil
Total Revenue	24.7	20.8	18.8%
Operating Income	5.1	0.6	795.0%
Net Income	-32.0	-45.6	-29.9%
Adjusted segment EBITDA	8.0	3.4	137.2%
Adjusted Segment EBITDA Mg	32.4%	16.2%	1614
Uruguay
Total Revenue	38.0	24.6	54.4%
Total Revenue Excluding IFRIC12(1)	34.9	24.0	45.3%
Operating Income	13.8	10.0	38.2%
Net Income	13.2	8.0	65.0%
Adjusted Segment EBITDA	16.1	12.0	34.3%
Adjusted Segment EBITDA Mg	42.4%	48.7%	-635
Adjusted EBITDA Margin excluding IFRIC	46.2%	50.0%	-379

	1Q23	1Q22	% Var.
Ecuador
Total Revenue	24.5	21.3	14.6%
Total Revenue Excluding IFRIC12(1)	24.5	21.3	14.6%
Operating Income	6.0	4.9	22.2%
Net Income	5.4	4.2	27.2%
Adjusted Segment EBITDA	7.7	6.6	16.8%
Adjusted Segment EBITDA Mg	31.3%	30.7%	60
Adjusted EBITDA Margin excluding IFRIC	31.3%	30.7%	60
Armenia
Total Revenue	50.3	27.2	85.4%
Total Revenue Excluding IFRIC12(1)	49.7	26.9	85.2%
Operating Income	12.3	6.2	97.6%
Net Income	9.2	3.2	184.0%
Adjusted Segment EBITDA	17.1	10.1	69.8%
Adjusted Segment EBITDA Mg	34.0%	37.2%	-313
Adjusted EBITDA Margin excluding IFRIC	34.4%	37.5%	-313
Unallocated
Total revenue	0.2	0.1	40.2%
Operating Income	-2.7	-4.2	-33.8%
Net Income	-7.4	-8.6	-15.0%
Adjusted segment EBITDA	0.2	-1.4	-116.4%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2023 vs. 2022)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.
Argentina
Aeroparque	2,646	2,125	24.5%	771	440	75.3%	226	152	48.3%	3,643	2,717	34.1%	322	282	14.2%	30,039	22,113	35.8%
Bariloche	574	529	8.4%	13	0	-	2	3	-27.0%	589	532	10.7%	-	-	-	4,610	4,052	13.8%
Catamarca	15	13	14.5%	-	-	-	1	0	-	16	13	19.6%	15	13	13.8%	580	498	16.5%
C. Rivadavia	120	80	51.0%	0	0	-	2	0	-	122	80	53.4%	77	145	-47.0%	1,573	1,229	28.0%
Córdoba	509	371	37.3%	128	68	88.5%	6	2	237.5%	643	440	45.9%	269	235	14.6%	6,455	4,286	50.6%
El Palomar	0	0	-	-	-	-	-	-	-	0	0	-	-	-	-	866	583	48.5%
Esquel	24	22	7.4%	0	0	-	0	0	-	24	22	7.2%	-	-	-	323	396	-18.4%
Ezeiza(1)	733	394	85.9%	1,946	1,060	83.5%	68	27	150.1%	2,746	1,482	85.4%	41,915	41,864	0.1%	17,990	10,737	67.6%
Formosa	24	16	47.6%	0	-	-	-	-	-	24	16	47.7%	6	3	86.9%	370	330	12.1%
General Pico	-	0	-	-	-	-	-	0	-	-	0	-	-	-	-	167	250	-33.2%
Iguazú	352	227	54.7%	0	0	-	0	1	-	352	229	53.8%	-	-	-	2,690	1,802	49.3%
Jujuy	145	98	48.0%	0	0	-	1	0	-	146	98	49.2%	29	22	31.8%	1,316	944	39.4%
La Rioja	17	12	36.6%	-	-	-	1	0	-	19	13	45.6%	12	35	-65.0%	488	415	17.6%
Malargüe	0	0	-	-	-	-	0	0	-	0	0	-	-	-	-	205	240	-14.6%
Mar del Plata	105	101	3.9%	0	0	-	2	2	21.3%	107	103	4.3%	0	17	-	2,420	1,904	27.1%
Mendoza	407	299	36.2%	116	52	122.7%	5	6	-13.4%	527	356	48.0%	128	114	12.3%	5,033	3,334	51.0%
Paraná	9	5	67.8%	-	0	-	0	0	-	9	5	67.3%	-	-	-	806	638	26.3%
Posadas	98	69	41.9%	0	0	-	-	0	-	98	69	41.9%	21	9	135.5%	1,125	902	24.7%
Pto Madryn	49	15	216.6%	-	-	-	0	0	-	49	16	217.0%	9	2	452.1%	411	243	69.1%
Reconquista	0	0	-	-	-	-	-	0	-	0	0	-	-	-	-	665	655	1.5%
Resistencia	45	37	21.2%	0	0	-	1	2	-13.5%	46	39	19.6%	40	21	87.7%	754	557	35.4%
Río Cuarto	6	5	21.3%	-	-	-	0	3	-	6	8	-21.2%	1	3	-	199	248	-19.8%
Río Gallegos	56	45	24.3%	0	-	-	2	1	56.3%	59	47	25.3%	72	34	112.6%	1,181	849	39.1%
Río Grande	36	28	26.4%	0	-	-	0	0	-	36	29	25.7%	31	24	27.2%	572	491	16.5%
Salta	330	267	23.6%	3	0	-	1	0	-	334	268	24.8%	79	82	-3.1%	3,793	2,465	53.9%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.
San Fernando	4	5	-11.1%	7	6	19.9%	-	-	-	11	10	5.3%	-	-	-	15,298	12,833	19.2%
San Juan	42	37	13.6%	0	0	-	-	0	-	42	38	12.6%	-	-	-	619	614	0.8%
San Luis	15	16	-2.4%	0	-	-	-	-	-	15	16	-2.4%	81	66	22.9%	720	364	97.8%
San Rafael	5	15	-65.0%	-	-	-	-	0	-	5	15	-65.1%	-	-	-	496	1,214	-59.1%
Santa Rosa	13	8	59.7%	-	-	-	0	2	-	13	10	30.8%	-	-	-	877	723	21.3%
Santiago del Estero	55	29	91.8%	0	-	-	0	0	-	55	29	92.5%	18	85	-78.7%	988	556	77.7%
Tucumán	205	151	35.6%	0	0	-	0	0	-	205	151	35.6%	340	0	-	1,976	1,302	51.8%
Viedma	10	8	23.1%	-	-	-	1	2	-50.3%	11	11	7.0%	-	-	-	303	289	4.8%
Villa Mercedes	0	0	-	-	-	-	-	0	-	0	1	-	-	-	-	366	721	-49.2%
Termas de Río Hondo	6	6	-3.8%	0	-	-	0	-	-	6	6	-2.2%	-	1	-	147	90	63.3%
Bahía Blanca	57	32	77.1%	-	-	-	4	1	-	62	33	85.7%	63	30	111.9%	972	754	28.9%
Neuquén	244	160	52.1%	0	0	-	4	4	8.7%	248	164	51.2%	93	46	102.2%	2,962	2,485	19.2%
Total Argentina	6,956	5,229	33.0%	2,983	1,626	83.5%	330	210	57.5%	10,269	7,064	45.4%	43,621	43,132	1.1%	110,355	82,106	34.4%

Italy
Pisa	285	271	5.2%	533	301	77.3%	1	0	-	818	571	43.2%	3,318	3,844	-13.7%	6,450	5,782	11.6%
Florence	44	9	394.2%	434	222	95.3%	-	0	-	478	231	106.7%	44	65	-32.0%	6,070	4,289	41.5%
Total Italy	329	279	17.6%	967	523	84.9%	1	0	-	1,296	802	61.5%	3,362	3,909	-14.0%	12,520	10,071	24.3%

Brazil
Natal	631	579	8.9%	19	10	90.3%	4	17	-78.1%	654	607	7.8%	1,964	1,253	56.7%	4,963	4,583	8.3%
Brasilia (2)	1,996	1,970	1.3%	115	50	132.6%	1,485	1,216	22.1%	3,596	3,235	11.1%	14,083	12,706	10.8%	33,747	29,100	16.0%
Total Brazil	2,627	2,549	3.1%	134	60	125.4%	1,489	1,234	20.7%	4,250	3,842	10.6%	16,047	13,959	15.0%	38,710	33,683	14.9%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.	1Q’23	1Q’22	% Var.
Uruguay
Carrasco	1	1	-	439	274	59.9%	1	1	-	440	276	59.6%	6,981	7,023	-0.6%	4,866	3,724	30.7%
Punta del Este	0	0	-	56	47	19.2%	-	-	-	56	47	19.3%	-	-	-	4,315	3,876	11.3%
Total Uruguay	1	1	-	495	321	54.0%	1	1	-	497	323	53.7%	6,981	7,023	-0.6%	9,181	7,600	20.8%

Ecuador
Guayaquil	474	312	52.0%	512	437	17.3%	17	18	-4.0%	1,004	766	30.9%	6,647	8,271	-19.6%	17,972	16,386	9.7%
Galápagos	138	106	30.5%	-	-	-	-	-	-	138	106	30.5%	1,268	973	30.4%	1,680	1,378	21.9%
Total Ecuador	612	418	46.6%	512	437	17.3%	17	18	-4.0%	1,142	872	30.9%	7,915	9,244	-14.4%	19,652	17,764	10.6%

Armenia
Zvartnots	-	-	-	1,027	547	87.6%	-	-	-	1,027	547	87.6%	7,239	3,689	96.2%	9,302	4,971	87.1%
Shirak	-	-	-	19	24	-21.1%	-	-	-	19	24	-21.1%	-	-	-	114	180	-36.7%
Total Armenia	-	-	-	1,045	571	83.1%	-	-	-	1,045	571	83.1%	7,239	3,689	96.2%	9,416	5,151	82.8%
Total CAAP	10,525	8,475	24%	6,137	3,537	73%	1,837	1,463	26%	18,498	13,475	37%	85,165	80,956	5%	199,834	156,375	28%

(1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	1Q23	1Q22	% Var.
Continuing operations
Revenue	382,058	258,149	48.0%
Cost of services	-246,092	-177,942	38.3%
Gross income	135,966	80,207	69.5%
Selling, general and administrative expenses	-38,406	-31,117	23.4%
Impairment loss of non-financial assets	-47	-	-
Other operating income	5,212	3,565	46.2%
Other operating expense	-744	-840	-11.4%
Operating income / (loss)	101,981	51,815	96.8%
Share of loss in associates	-2	-244
Income before financial results and income tax	101,979	51,571	97.7%
Financial income	12,243	10,323	18.6%
Financial loss	-49,787	-56,491	-11.9%
Inflation adjustment	-3,102	13,988	-122.2%
Income before income tax	61,333	19,391	216.3%
Income tax	-37,249	-5,600	565.2%
Income for the period	24,084	13,791	74.6%
Attributable to:
Owners of the parent	31,685	25,942	22.1%
Non-controlling interest	-7,601	-12,151	-37.4%

Balance Sheet (in US$ thousands)

	Mar 31, 2023	Dec 31, 2022
ASSETS
Non-current assets
Intangible assets, net	3,023,498	2,960,002
Property, plant and equipment, net	75,919	74,742
Right-of-use asset	8,544	9,192
Investments in associates	1,930	1,911
Other financial assets at fair value through profit or loss	3,222	3,160
Other financial assets at amortized cost	3,802	3,764
Derivative financial instruments	68	67
Deferred tax assets	56,352	54,882
Inventories	272	254
Other receivables	77,011	78,765
Trade receivables	1,418	1,581
Total non-current assets	3,252,036	3,188,320
Current assets
Inventories	11,524	15,765
Other financial assets at fair value through profit or loss	12,023	12,792
Other financial assets at amortized cost	42,164	53,905
Other receivables	58,971	57,800
Current tax assets	8,118	10,852
Trade receivables	115,387	111,089
Cash and cash equivalents	401,090	385,265
Total current assets	649,277	647,468
Total assets	3,901,313	3,835,788
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,568)	(4,600)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(235,706)	(251,145)
Legal reserves	1,081	1,081
Other reserves	(1,313,966)	(1,314,025)
Retained earnings	232,940	201,193
Total attributable to owners of the parent	763,372	716,095
Non-controlling interests	140,494	146,274
Total equity	903,866	862,369
LIABILITIES
Non-current liabilities
Borrowings	1,275,371	1,287,421
Deferred tax liabilities	268,979	232,458
Other liabilities	815,035	768,383
Lease liabilities	5,706	5,531
Trade payables	3,277	3,307
Total non-current liabilities	2,368,368	2,297,100
Current liabilities
Borrowings	177,275	178,016
Other liabilities	337,635	357,078
Lease liabilities	2,628	3,278
Derivative financial instruments liabilities		51
Current tax liabilities	9,451	13,794
Trade payables	102,090	124,102
Total current liabilities	629,079	676,319
Total liabilities	2,997,447	2,973,419
Total equity and liabilities	3,901,313	3,835,788

Statement of Cash Flow (in US$ thousands)

	Mar 31, 2023	Mar 31, 2022
Cash flows from operating activities
Income / (Loss) for the period from continuing operations	24,084	13,791
Adjustments for:
Amortization and depreciation	43,793	42,475
Deferred income tax	31,376	1,858
Current income tax	5,873	3,742
Share of loss in associates	2	244
Impairment loss of non-financial assets	47
Loss on disposals of property, plant and equipment and intangible assets	12	201
Unpaid concession fees	26,361	19,983
Low value, short term and variable lease payments	(1,162)	(363)
Changes in liability for concessions	31,944	38,157
Share-based compensation expenses	177	75
Collection of government grants	-	5,564
Interest expense	28,708	51,278
Other financial results, net	(7,723)	(7,407)
Net foreign exchange	(13,327)	(36,252)
Other accruals	1,205	804
Inflation adjustment	344	(11,526)
Acquisition of Intangible assets	(36,923)	(14,185)
Income tax paid	(8,903)	(4,161)
Changes in working capital	(65,610)	(60,964)
Net cash provided by operating activities	60,278	43,314
Cash flows from investing activities
Cash contribution in associates	-	(244)
Acquisition of other financial assets	(12,221)	(109,405)
Disposals of other financial assets	25,376	20,237
Acquisition of property, plant and equipment	(2,585)	(1,349)
Acquisition of intangible assets	(161)	(328)
Proceeds from property, plant and equipment	5	123
Other	152	220
Net cash provided by (used in) investing activities	10,566	(90,746)
Net cash used in discontinued investing activities	-	(2,600)
Cash flows from financing activities
Loans obtained	43,926	253,059
Guarantee deposit	(848)	(668)
Principal elements of lease payments	(1,000)	(1,030)
Loans repaid	(72,166)	(68,228)
Interest paid	(20,933)	(22,354)
Debt renegotiation expenses capitalization	-	(726)
Net cash (used in) / provided by financing activities	(51,021)	160,053

Increase in cash and cash equivalents from continuing operations	19,823	112,621
Decrease in cash and cash equivalents from discontinued operations	-	(2,600)

Movements in cash and cash equivalents
At the beginning of the period	385,265	375,783
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(3,998)	(7,260)
Increase in cash and cash equivalents from continuing operations	19,823	112,621
Decrease in cash and cash equivalents from discontinued operations	-	(2,600)
At the end of the period	401,090	478,544